December 6, 2024

Mitchell J. Krebs
Chief Executive Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, IL 60606

        Re: Coeur Mining, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed November 14, 2024
            File No. 001-08641
Dear Mitchell J. Krebs:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Background of the Arrangement, page 60

1.     We note your disclosure that on September 18, 2023, Mr. Thomas Whelan,
Senior
       Vice President and Chief Financial Officer of Coeur, who also heads
Coeur   s
       Corporate Development team, held an introductory meeting with Mr. N. Eric Fier, the
       Chief Executive Officer and a director of SilverCrest, and Ms. Tara Hassan, P.Eng, the Vice President, Corporate Development of SilverCrest. We further note that on
       December 11, 2023, a representative of Cormark Securities Inc. indicated to Mr.
       Whelan that SilverCrest was interested in exploring a strategic transaction, and suggested that representatives of Coeur and SilverCrest have an initial meeting to discuss their interest in exploring a potential transaction. Please expand to provide additional details regarding why Coeur determined to hold an introductory meeting with SilverCrest. Please also provide additional details regarding negotiations and interactions, if any, that occurred between you and SilverCrest during the time from the introductory meeting on September 18, 2023 to December 11, 2023 when SilverCrest advised you that it would be interested in exploring a strategic transaction.
 December 6, 2024
Page 2

2.     You disclose that on March 25, 2024, Coeur and an intermediate precious metals
       producer    Party 1    entered into a mutual confidentiality agreement
and each began to
       share confidential information with and perform due diligence on the other, and that during the months of March through July 2024, Coeur continued to conduct due diligence on Party 1. You also disclose that on July 15, 2024, Coeur and Party 1 held a mutual information-sharing session and following such session, Coeur and Party 1 continued to share confidential information with and perform due diligence on each other. Please revise this section to disclose why and when you determined not to pursue a transaction with Party 1.
3.     We note your disclosure that after Coeur submitted a non-binding indication of
       interest to SilverCrest on August 2, 2024, SilverCrest delivered a revised indication of interest on August 8, 2024, following the close of trading (the
August 8 Indication of
       Interest   ). Please revise to describe the terms of the August 8
Indication of Interest.
4. We note your disclosure that on August 9, 2024, the parties signed the final indication of interest (the "August 9 Indication of Interest"), pursuant to which Coeur and
       SilverCrest agreed, subject to due diligence, to a fixed exchange ratio that implied a spot and 20-day VWAP premium for SilverCrest shares equal to approximately 24%
       and 17%, respectively, based on the closing share prices as of August 8, 2024. We further note you disclose that on September 22-23, 2024, the Coeur Board discussed that the offer consideration set forth in the August 9 Indication of Interest should be adjusted prior to an announcement and the Coeur Board agreed that a 15% premium on the 20-day VWAP of SilverCrest was an appropriate target. Lastly, we note you disclose that over the course of October 1, 2024 and October 2, 2024, the parties continued to negotiate the proposed consideration, and the meeting was concluded with an alignment by both parties that the proposed consideration under the
       Arrangement would reflect an implied 18% premium for SilverCrest Common Shares, based on the 20-day VWAPs of Coeur and SilverCrest as of the date of the Arrangement Agreement, which was consistent with the premium implied by the
       proposed consideration set forth in the August 9 Indication of Interest. Please revise the background section to provide the rationale for increasing the proposed consideration and premium for the arrangement. Additionally, please expand your disclosure to provide details surrounding negotiations of the Arrangement Agreement.
5. We note your disclosure on page 76 that in connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things, certain internal financial analyses and forecasts for SilverCrest prepared by its management. Please disclose these forecasts for SilverCrest.
6. We note your references to Cormark in this section. Please expand your disclosure to provide a discussion of Cormark's role in the proposed arrangement and related negotiations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 6, 2024
Page 3

      Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-
551-6548 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Eric Scarazzo, Esq.